Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE PROVIDES UPDATE ON TEND-TD PHASE II CLINICAL TRIAL

Expands Enrollment with Addition of Trial Site in India

WINNIPEG, Manitoba – (January 23, 2012) Medicure Inc. ("Medicure" or the "Company") (TSXV: MPH, OTC: MCUJ.PK) is pleased to provide an update and announce the addition of a site in India for its ongoing Phase II Clinical Trial, TardoxalTM for the Treatment of Tardive Dyskinesia (TEND-TD). The company has received approval from the Drug Controller General of India and anticipates enrollment in India to begin in February 2012. The trial is approved in the United States, by the Food and Drug Administration (FDA), and in Canada, by Health Canada, where sites are actively recruiting patients.

The addition of the new trial site (Schizophrenia Research Foundation, Chennai, India) is expected to increase the rate of enrollment. Current enrollment is at 29 patients, with 40 total patients needed for a planned interim analysis. Results from the interim analysis are expected in summer 2012. For a complete list of study sites, please refer to the TEND-TD page on the Medicure website.

“TD remains a significant concern when treating patients with schizophrenia, even with the newer antipsychotics. I am pleased that our facility is participating in this exciting research, and look forward to the interim results,” commented Dr. Gary Remington, Director of the Medication Assessment Clinic, Schizophrenia Program, Centre for Addiction and Mental Health; Professor and Schizophrenia Head, Division of Brain and Therapeutics, Department of Psychiatry, University of Toronto; and, principal investigator of the Phase II study.

The Company is also pleased to report that it has received FDA Fast Track designation for the clinical investigation of Tardoxal for the treatment of moderate to severe TD. Fast Track designation is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.”

About TEND-TD
This 12-week, randomized, double-blind, placebo-controlled, parallel group comparative study will evaluate the safety and efficacy of Tardoxal in the treatment of TD, a common side effect of antipsychotic medications which are used to treat schizophrenia and schizoaffective disorders. Approximately 4 million people in the United States receive antipsychotic drugs of which approximately 5 to 20% have TD. The primary objective of the Phase II study is to assess the beneficial effect of Tardoxal on the reduction of expressed symptoms of TD compared to placebo. TEND-TD is conducted by Medicure’s subsidiary, Medicure International, Inc. Further study information is available at:
http://clinicaltrials.gov/ct2/show/NCT00917293?term=medicure&rank=5

About Tardive Dyskinesia
TD is a socially stigmatizing and potentially irreversible long-term disorder caused by treatment with antipsychotic medications which are generally prescribed for conditions such as schizophrenia and schizoaffective disorder. As a neurological disorder, TD has been linked with poor quality of life and increased medical morbidity and mortality. The condition is characterized by repetitive, involuntary, purposeless movements and may include grimacing, tongue protrusion, lip smacking, puckering and pursing of lips, and rapid eye blinking. TD can also lead to unintelligible speech, respiratory distress, postural imbalance, and depression. Management of TD is challenging for the clinician as dose reduction of the prescribed antipsychotic medication may be accompanied by worsening of symptoms or psychotic relapse. Despite extensive research, there are currently no FDA-approved drugs for the management or treatment of TD.

About Tardoxal™
Tardoxal is a naturally occurring, small molecule drug that may have the potential to provide a safe and effective approach to treating patients with TD. Medicure owns intellectual property relating to Tardoxal including its formulation and use in TD. Tardoxal is an experimental drug and has not been approved for commercial use by regulatory bodies such as the FDA or Health Canada.

About Medicure Inc.
Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT® (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Forward Looking Information Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2011.

For more information, please contact:
Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com